Legal Affairs

H3-3A-05

5400 Legacy Drive

Plano, Texas 75024

September 21, 2007

Via EDGAR

Jay E. Ingram

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:    Electronic Data Systems Corporation ("EDS")

         Definitive 14A Filed March 8, 2007

         File No. 001-11779

Dear Mr. Ingram:

We are responding to your letter dated August 21, 2007, relating to our Definitive 14A filed on March 8, 2007.  Responses to your comments are set forth below.

Non-Employee Director Summary Compensation Table, page 18

SEC Comment 1

Please reference the assumptions made in calculating the valuations using FAS 123R. Refer to the Instruction to Item 402(k) of Regulation S-K.

EDS Response

We will revise the Non-Employee Director Summary Compensation Table footnotes in future filings to specifically reference the assumptions made in calculating the valuations using FAS 123R, similar to the reference to such assumptions in notes (c) and (d) to the Summary Compensation Table in the 2007 filing.

Securities and Exchange Commission

September 21, 2007

Executive Compensation Program Objectives, page 19

SEC Comment 2

Please identify the comparable companies against which you set your benchmarks for total compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

EDS Response

In our future filings, we will identify the companies comprising the comparator group or groups against which we set our benchmarks for total compensation.

Executive Compensation Program Objectives, page 19

SEC Comment 3

To the extent the CBC considered other factors in addition to the awarding of compensation on the basis of an identified percentile for the comparable companies, please expand your disclosure to discuss how the CBC determined the amounts awarded for each element of compensation.  For example, you state on page 19 that you structure your annual bonus and long-term incentive programs to pay above the 50th percentile of the comparator groups when EDS exceeds such goals and below the 50th percentile when these goals are not achieved.  Yet you provide little, if any, analysis of how company results compared to the comparator group and how that influenced the CBC's determination of the forms and levels of incentive compensation.  Refer to Item 402(b)(1) of Regulations S-K.

EDS Response

We will expand our disclosure in future filings to discuss any other factors considered by the CBC in determining the amounts awarded for each material element of compensation.  With respect to the comment regarding an analysis of how our results compare to the comparator groups, we advise you that our annual bonus and long-term incentive awards are not paid based on how our results compare to the comparator groups but rather on how our results compare to the performance goals established by the CBC for such period.  Accordingly, the financial results of the comparator groups do not influence the CBC's determination of actual levels of incentive compensation payouts.  The historical financial results of one or more companies included, or proposed to be included, in the comparator groups may, however, be considered by the CBC in determining the appropriateness of including that company in a comparator group.

Securities and Exchange Commission

September 21, 2007

Role of the CBC and Management in Executive Compensation, page 19

SEC Comment 4

Please expand the disclosure relating to the engagements of Mercer Human Resource Consulting and Towers Perrin to include a complete description of the nature and scope of their assignments.  See Item 407(e)(3)(iii) of Regulation S-K.  In addition, to the extent the consultants maintain[ed] multiple business relationships with the company, please disclose this and describe how the functions of the consultants differed depending on the capacity in which the Committee or the company engaged them.

EDS Response

We will expand the disclosure in our future filings relating to the engagement of outside consultants, including Mercer Human Resource Consulting and Towers Perrin, and the nature and scope of their assignments.  We will also provide disclosure in our future filings with respect to any other material business relationships they maintain with the company, including any differences in their functions attributable to the capacity in which they were engaged.

Elements of Executive Compensation, page 20

SEC Comment 5

Please provide appropriate disclosure addressing the Committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.  Analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.  See Item 402(b)(1)(vi) of  Regulation S-K.

EDS Response

We will provide additional disclosure in future filings regarding the CBC's analysis of the information contained in the tally sheets and how its evaluation of this information resulted in specific awards for the applicable fiscal year or modifications to the manner in which we implement our compensation program, if applicable.  We will revise future filings to discuss the extent to which amounts paid under a particular element of our compensation program affect the CBC's decisions regarding the amounts paid or awarded under the other components of our program.

Securities and Exchange Commission

September 21, 2007

Elements of Executive Compensation, page 20

SEC Comment 6

To the extent you correlate your incentive programs with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments, how structure incentive bonuses around such individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable.  Please see Items 402(b)(2)(vi)-(vii) of Regulation S-K.  If the Committee's consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

EDS Response

To the extent we correlate our Corporate Bonus Plan or other incentive compensation with the achievement of annual individual objectives, we will include in future filings a general discussion of such individual performance objectives, how we structure such annual bonus or incentive compensation to incorporate such individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable.  In the event the CBC's consideration of individual performance materially impacts an executive's payment under the Corporate Bonus Plan or results in any other payment to the executive in respect of a fiscal year, we will provide appropriate qualitative and quantitative disclosure in our future filings with respect to that year.

Annual Bonus, page 21

SEC Comment 7

In the first full paragraph, you state that the Corporate Bonus Plan reflects your belief that a significant portion of total compensation should be contingent upon both company performance and the executive's contribution to that performance.  But, it appears that payments under the plan are based solely upon company performance and that the Compensation and Benefits Committee awards discretionary bonuses based on individual performance.  Revise to clarify.  Also, please analyze why the contributions and progress of the executives resulted in these discretionary bonus amounts.

EDS Response

We will revise future filings to clarify that total funding of the Corporate Bonus Plan is based solely on the company's performance relative to pre-established targets, while payments to individual executives under that plan are based in part on that individual's performance.  We will also provide additional detail in future filings to the extent applicable as to how the contributions and progress of an individual executive may have materially impacted that executive's payment under the Corporate Bonus Plan and, if applicable, the payment to that executive of any discretionary bonus amounts.

Securities and Exchange Commission

September 21, 2007

Annual Bonus, page 21

SEC Comment 8

Revise the Compensation Discussion to capture material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of Commission Release 33-8732A.  Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.  If policies or decisions relating to named executive officer are materially different than the other officers, please discuss this on an individualized basis.

EDS Response

To the extent there are material differences in compensation policies with respect to individual named executive officers, we will revise future filings to include such disclosure.  To the extent relevant, we will also provide detail in future filings as to why the compensation of our highest-paid named executive officers may be materially different from that of the other named executive officers and as to why policies or decisions related to an individual named executive officer may be materially different from those related to the other named executive officers.

Annual Bonus, page 21

SEC Comment 9

In accordance with Instruction 2 to item 402(b) of Regulation S-K and Section II.B.1 of Commission Release 33-8732A, revise the Compensation Discussion and Analysis to fully address actions regarding executive compensation that were taken after the end of your last fiscal year.  Refer, for example, to the disclosure relating to Mr. Jordan's base salary and the change in performance metrics for the 2007 P-RSU grants.

EDS Response

We confirm that, as of the time of the filing of our Definitive 14A on March 8, 2007, the change to Mr. Jordan's base salary and the change in performance metrics for our 2007 P-RSU grants discussed in such filing were the only material actions regarding executive compensation that had been taken since the end of our last fiscal year. We will continue to include in future filings a discussion of any material actions regarding executive compensation that were taken after the end of the prior fiscal year and the reasons for such actions.

Securities and Exchange Commission

September 21, 2007

Summary Compensation Table and Grants of Plan-Based Awards Table, pages 26 and 28

SEC Comment 10

With respect to the amount reported in the "Stock Awards" column for Mr. Swan, disclose in a footnote the amount that is attributable to forfeitures.

EDS Response

In footnote (c) on page 26, we disclosed that amounts reported in the "Stock Awards" column for Mr. Swan reflect the forfeiture of 33,000 P-RSUs (target award) granted in March 2005 (value forfeited $157,495).  This amount was offset by $62,540 in expense attributable to Mr. Swan in 2006 related to his 2003 time-vesting restricted stock unit and deferred stock unit grants.

Summary Compensation Table and Grants of Plan-Based Awards Table, pages 26 and 28

SEC Comment 11

Please refer to Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible.  With respect to the amounts being reported in column (i), please consider the use of a tabular format which would allow you to consolidate and simplify the text presented in footnote (g).

EDS Response

In our future filings, we will provide the information presented in footnote (g) regarding "All Other Compensation" in tabular form.

Agreements Related to Potential  Payments Upon Termination of Employment, page 33

SEC Comment 12

Please elaborate here or in the Compensation Discussion and Analysis on the basis for the selection of particular triggering events with respect to your severance and change of control obligations.  Please see Item 402(b)(2)(xi) of Regulation S-K.

EDS Response

We will expand the discussion of the basis for the selection of particular triggering events with respect to our severance and change of control obligations in future filings.

*  *  *

Securities and Exchange Commission

September 21, 2007

In addition, EDS acknowledges that:

*	it is responsible for the adequacy and accuracy of the disclosure in the aforementioned filing;
*	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
*	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 972-605-5486 if you have any questions regarding our responses or would otherwise like to discuss them.

Sincerely,

 /S/ DAVID B. HOLLANDER

David B. Hollander

Legal Manager, Corporate Acquisitions & Finance